UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3 )

BLUEGREEN CORPORATION

(Name of the Issuer)

Bluegreen Corporation

BFC Financial Corporation

Woodbridge Holdings, LLC

BXG Florida Corporation

BBX Capital Corporation

Alan B. Levan

John E. Abdo

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096231105

(CUSIP Number of Class of Securities)

Bluegreen Corporation Anthony M. Puleo Senior Vice President, Chief Financial Officer and Treasurer 4960 Conference Way North, Suite 100 Boca Raton, Florida 33431 (561) 912-8270	BFC Financial Corporation Alan B. Levan Chairman, Chief Executive Officer and President 401 East Las Olas Boulevard Suite 800 Fort Lauderdale, Florida 33301 (954) 940-4900

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

copy to:

Stephen K. Roddenberry Akerman Senterfitt, P.A. One Southeast Third Avenue 25th Floor Miami, Florida 33131-1714 (305) 374-5600	Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street Suite 2200 Miami, Florida 33130 (305) 789-3200

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$149,279,228	$20,362

(1)	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) 14,778,599 outstanding shares of the issuer’s common stock multiplied by the merger consideration of $10.00 per share; and (B) 460,876 outstanding options to purchase shares of the issuer’s common stock multiplied by $3.24 per share (which is the difference between the $10.00 per share merger consideration and the $6.76 weighted average exercise price per share of the options).

(2)	The filing fee, calculated in accordance with Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was determined by multiplying the Transaction Valuation by .0001364.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,295

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Bluegreen Corporation

Date Filed: December 17, 2012

Amount Previously Paid: $18

Form or Registration No.: Schedule 14A— Revised Preliminary Proxy Statement

Filing Party: Bluegreen Corporation

Date Filed: January 22, 2013

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Amendment No.  3 to Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) Bluegreen Corporation, a Massachusetts corporation (“Bluegreen”) and issuer of the common stock that is subject to the Rule 13e-3 transaction; (b) BFC Financial Corporation, a Florida corporation (“BFC”); (c) Woodbridge Holdings, LLC, a Florida limited liability company and wholly owned subsidiary of BFC (“Woodbridge”); (d) BXG Florida Corporation, a Florida corporation and wholly owned subsidiary of Woodbridge (“Merger Sub”); (e) BBX Capital Corporation, a Florida corporation (“BBX Capital”); (f) Alan B. Levan; and (g) John E. Abdo.

On November 14, 2012, Bluegreen entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BFC, Woodbridge and Merger Sub. Pursuant to the Merger Agreement, Woodbridge will acquire Bluegreen through the merger of Merger Sub with and into Bluegreen (the “Merger”), with Bluegreen continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Woodbridge. If the merger is completed, each share of Bluegreen’s common stock, par value $0.01 per share (the “Bluegreen common stock”), will be cancelled and (other than shares of Bluegreen common stock owned by BFC, Woodbridge or Merger Sub and shares of Bluegreen common stock owned by shareholders who duly exercise and perfect their appraisal rights in accordance with the Massachusetts Business Corporation Act) converted automatically into the right to receive $10.00 in cash, without interest and less any applicable withholding taxes (the “Per Share Merger Consideration”). No consideration will be paid in the Merger in exchange for shares of Bluegreen common stock owned by BFC, Woodbridge or Merger Sub. Under the Merger Agreement, each option to acquire shares of Bluegreen common stock that is outstanding at the effective time of the Merger, whether vested or unvested, will be canceled in exchange for the holder’s right to receive the excess, if any, of the $10.00 Per Share Merger Consideration over the exercise price per share of the option, without interest and less any applicable withholding taxes. No consideration will be paid in respect of any stock options with exercise prices equal to or greater than $10.00. In addition, under the Merger Agreement, each Bluegreen restricted stock award outstanding at the effective time of the Merger, whether vested or unvested, will convert into the right to receive, with respect to each share of Bluegreen common stock then subject to the award, the $10.00 Per Share Merger Consideration, without interest and less any applicable withholding taxes.

BBX Capital has entered into a letter agreement with BFC, subject to the parties executing definitive documentation, to invest $71.75 million in Woodbridge at the effective time of the merger in exchange for a 46% equity interest in Woodbridge, with the proceeds from the investment to be utilized to pay a portion of the aggregate merger consideration.

BFC, through Woodbridge, currently owns approximately 53% of the outstanding shares of Bluegreen common stock. BFC also directly owns shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing approximately 73% of the total voting power of such stock and 49% of the total outstanding shares of such stock. BFC may be deemed to be controlled by its Chairman, Chief Executive Officer and President, Alan B. Levan, and its Vice Chairman, John E. Abdo, who collectively hold shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 71% of the total voting power of such stock. Messrs. Levan and Abdo also serve as non-executive Chairman and Vice Chairman, respectively, of Bluegreen. In addition, Mr. Levan is Chairman and Chief Executive Officer of BBX Capital, and Mr. Abdo is Vice Chairman of BBX Capital.

Concurrently with the filing of this Amendment No. 3 to Schedule 13E-3, Bluegreen is filing with the SEC a definitive proxy statement on Schedule 14A (such definitive proxy statement, including all annexes thereto, the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of Bluegreen. At the special meeting, the shareholders of Bluegreen will consider and vote upon a proposal to approve the Merger Agreement. The approval of the Merger Agreement requires the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Bluegreen’s common stock. The Merger is also subject to a number of other closing conditions, including the obtaining of all financing necessary to consummate the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i), and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement is expressly incorporated herein by reference. Capitalized terms used but not defined in this Amendment No. 3 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement. The responses to each item in this Amendment No. 3 to Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

The information contained in this Amendment No. 3 to Schedule 13E-3 and the Proxy Statement concerning Bluegreen was supplied by Bluegreen, and the information contained in this Amendment No. 3 to Schedule 13E-3 and the Proxy Statement concerning each filing person other than Bluegreen was supplied by each such filing person.

Item 1. Summary Term Sheet.

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “PARTIES TO THE MERGER AGREEMENT – Bluegreen Corporation” is incorporated herein by reference.

(b)	Securities. The class of securities to which this Amendment No. 3 to Schedule 13E-3 relates is common stock, par value $0.01 per share, of Bluegreen. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING – Record Date; Shares Entitled to Vote; Quorum” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT BLUEGREEN - Market Price of Bluegreen’s Common Stock and Dividend Information” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT - Conduct of Business by Bluegreen Prior to Consummation of the Merger”

“INFORMATION ABOUT BLUEGREEN - Market Price of Bluegreen’s Common Stock and Dividend Information”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT BLUEGREEN – Transactions in Common Stock” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT BLUEGREEN – Transactions in Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. Bluegreen is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – The Purchaser Group”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“PARTIES TO THE MERGER AGREEMENT”

“INFORMATION ABOUT BLUEGREEN—Directors and Executive Officers”

“INFORMATION ABOUT THE PURCHASER GROUP – Members of the Purchaser Group”

“INFORMATION ABOUT THE PURCHASER GROUP – BBX Capital”

“INFORMATION ABOUT THE PURCHASER GROUP – Executive Officers, Directors and Managers”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“PARTIES TO THE MERGER AGREEMENT”

“INFORMATION ABOUT BLUEGREEN – Directors and Executive Officers”

“INFORMATION ABOUT THE PURCHASER GROUP – BBX Capital”

“INFORMATION ABOUT THE PURCHASER GROUP – Certain Proceedings”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT BLUEGREEN – Directors and Executive Officers”

“INFORMATION ABOUT THE PURCHASER GROUP – Executive Officers, Directors and Managers”

“INFORMATION ABOUT THE PURCHASER GROUP – Certain Proceedings”

Item 4. Terms of the Transaction.

(a)(1)	Tender Offers. Not applicable.

(a)(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS - Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS - Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS - Material United States Federal Income Tax Consequences”

“THE SPECIAL MEETING”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“THE MERGER AGREEMENT – The Merger”

“THE MERGER AGREEMENT— Consideration to be Received Pursuant to the Merger”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING” “APPRAISAL RIGHTS” “ANNEX C—MASSACHUSETTS BUSINESS CORPORATIONS ACT – Article 13”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Certain Persons in the Merger” “SPECIAL FACTORS—Interests of Certain Persons in the Merger” “SPECIAL FACTORS—Other Relationships”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING” “SPECIAL FACTORS—Background of the Merger” “THE MERGER AGREEMENT” “ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Financing of the Merger”

“THE SPECIAL MEETING—Shares Owned by BFC, Woodbridge and Merger Sub”

“THE MERGER AGREEMENT”

“INFORMATION ABOUT BLUEGREEN—Security Ownership of Certain Beneficial Owners and Management”

“INFORMATION ABOUT THE PURCHASER GROUP—Beneficial Ownership of, and Agreements Involving, Bluegreen’s Securities”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Plans for Bluegreen After the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT – The Merger”

“THE MERGER AGREEMENT—Consideration to be Received Pursuant to the Merger”

“THE MERGER AGREEMENT— Treatment of Stock Options and Restricted Stock Awards Outstanding under Bluegreen’s Stock Incentive Plans”

“THE MERGER AGREEMENT—Exchange and Payment Procedures”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(c)(1)- (8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS - Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS—Plans for Bluegreen After the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Plans for Bluegreen After the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Purchaser Group for the Merger”

“SPECIAL FACTORS—Plans for Bluegreen After the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS – Effects on Bluegreen if the Merger is not Completed”

“SPECIAL FACTORS—Plans for Bluegreen After the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE MERGER AGREEMENT”

“APPRAISAL RIGHTS”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX C—MASSACHUSETTS BUSINESS CORPORATIONS ACT – Article 13”

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS— Opinion of the Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Projected Financial Information”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”
“ANNEX B—Opinion of Cassel Salpeter & Co., LLC”

See also the presentation attached hereto as exhibit (c)(2) and incorporated by reference herein, which was prepared by Cassel Salpeter & Co., LLC (“Cassel Salpeter”), the financial advisor to the special committee of Bluegreen’s board of directors.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of the Financial Advisor to the Bluegreen Special Committee”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

“ANNEX B—Opinion of Cassel Salpeter & Co., LLC”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendations of Bluegreen’s Special Committee and Board of Directors”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee”

“SPECIAL FACTORS—Position of the Purchaser Group Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Analyses Performed by the Financial Advisor to BFC’s Board of Directors”

“THE MERGER AGREEMENT—Representations and Warranties”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—Opinion of Cassel Salpeter & Co., LLC”

See also the presentations attached hereto as exhibits (c)(2) and (c)(4) and incorporated by reference herein, which were prepared by Cassel Salpeter, the opinion of Cassel Salpeter with respect to the previously proposed stock-for-stock merger between Bluegreen and BFC (the “2011 Stock Merger”) attached hereto as exhibit (c)(5) and incorporated by reference herein, the opinion of Allen C. Ewing & Co., the financial advisor to BFC’s board of directors in connection with the Merger, attached hereto as exhibit (c)(3) and incorporated by reference herein, and the opinion with respect to the 2011 Stock Merger of JMP Securities LLC, the financial advisor to BFC’s board of directors with respect to the 2011 Stock Merger, attached hereto as exhibit (c)(6) and incorporated by reference herein.

(c)	Availability of Documents. The reports, opinions and appraisals referenced in this Item 9 are available for inspection and copying at Bluegreen’s principal executive offices at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, during regular business hours by any interested holder of Bluegreen common stock or representative thereof who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

(b)

Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT – Financing Covenant; Bluegreen Cooperation”

(c)	Expenses. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Estimated Fees and Expenses” is incorporated herein by reference.

(d)

Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Financing of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT BLUEGREEN—Security Ownership of Certain Beneficial Owners and Management”

“INFORMATION ABOUT THE PURCHASER GROUP—Beneficial Ownership of, and Agreements Involving, Bluegreen’s Securities”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT BLUEGREEN – Transactions in Common Stock” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“THE SPECIAL MEETING – Shares Owned by BFC, Woodbridge and Merger Sub”

“THE SPECIAL MEETING – Shares Owned by Directors and Executive Officers of Bluegreen”

“THE MERGER AGREEMENT – Other Covenants and Agreements”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Recommendation of the Special Committee and Board of Directors; Their Reasons for the Merger; Fairness of the Merger”

“THE MERGER AGREEMENT – Other Covenants and Agreements”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

Item 13. Financial Statements.

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION ABOUT BLUEGREEN—Selected Historical Financial Data”

“INFORMATION ABOUT BLUEGREEN—Ratio of Earnings to Fixed Charges”

“INFORMATION ABOUT BLUEGREEN—Net Income and Book Value Per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING” “SPECIAL FACTORS—Estimated Fees and Expenses” “THE SPECIAL MEETING—Proxy Solicitation” “THE SPECIAL MEETING—Assistance”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Financing of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses”

“THE SPECIAL MEETING—Proxy Solicitation”

“THE MERGER AGREEMENT—Financing Covenant; Bluegreen Cooperation”

Item 15. Additional Information.

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Named Executive Officer Compensation in Connection with the Merger” is incorporated herein by reference.

(c)	Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16. Exhibits.

(a)(1)	Not applicable

(a)(2)(i)	Bluegreen’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on February 21 , 2013 (incorporated by reference to such filing)

(a)(2)(ii)	Form of Proxy Card (incorporated by reference to the Proxy Statement)

(a)(2)(iii)	Letter to Bluegreen’s Shareholders (incorporated by reference to the Proxy Statement)

(a)(2)(iv)	Notice of Special Meeting of Bluegreen’s Shareholders (incorporated by reference to the Proxy Statement)

(a)(3)(i)	Joint Press Release issued by BFC and Bluegreen, dated November 15, 2012 (incorporated by reference to Exhibit 99.1 to Bluegreen’s Current Report on Form 8-K, filed with the SEC on November 15, 2012)

(a)(4)	Not applicable

(a)(5)(i)	Bluegreen’s Current Report on Form 8-K, filed with the SEC on November 15, 2012 (incorporated by reference to such filing)

(b)	Letter Agreement between BBX Capital and BFC (incorporated by reference to Annex D of the Proxy Statement)

(c)(1)	Opinion of Cassel Salpeter & Co., LLC, dated November 14, 2012 (incorporated by reference to Annex B of the Proxy Statement)

(c)(2)	Presentation Materials, dated November 14, 2012, provided to the special committee of the board of directors of Bluegreen Corporation by Cassel Salpeter & Co., LLC*

(c)(3)	Opinion of Allen C. Ewing & Co., dated November 14, 2012*

(c)(4)	Presentation Materials, dated November 6, 2012, provided to the special committee of the board of directors of Bluegreen Corporation by Cassel Salpeter & Co., LLC*

(c)(5)	Opinion of Cassel Salpeter & Co., LLC, dated November 11, 2011 (incorporated by reference to Annex C of the Joint Proxy Statement/Prospectus which forms a part of the Registration Statement on Form S-4 of BFC Financial Corporation and Schedule 14A of Bluegreen Corporation, filed with the SEC on May 16, 2012)

(c)(6)	Opinion of JMP Securities LLC, dated November 10, 2011 (incorporated by reference to Annex B of the Joint Proxy Statement/Prospectus which forms a part of the Registration Statement on Form S-4 of BFC Financial Corporation and Schedule 14A of Bluegreen Corporation, filed with the SEC on May 16, 2012)

(d)(1)	Agreement and Plan of Merger, dated November 14, 2012, by and among BFC, Woodbridge, Merger Sub and Bluegreen (incorporated by reference to Annex A of the Proxy Statement)

(d)(2)	Articles of Amendment to BFC’s Amended and Restated Articles of Incorporation, dated April 4, 2012 (incorporated by reference to Exhibit 3.1 to BFC’s Current Report on Form 8-K, filed with the SEC on April 4, 2012)

(d)(3)	Letter Agreement between BBX Capital and BFC (incorporated by reference to Annex D of the Proxy Statement)

(f)	Article13 of the Massachusetts Business Corporations Act (incorporated by reference to Annex C of the Proxy Statement)

(g)	Not applicable

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUEGREEN CORPORATION

Date: February 21 , 2013	By:	/s/ Anthony M. Puleo
	Name:	Anthony M. Puleo
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION

Date: February 21 , 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chairman, Chief Executive Officer and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOODBRIDGE HOLDINGS, LLC

Date: February 21 , 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chief Executive Officer and Manager

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BXG FLORIDA CORPORATION

Date: February 21 , 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BBX CAPITAL CORPORATION

Date: February 21 , 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chairman and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21 , 2013	/s/ Alan B. Levan
Alan B. Levan

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21 , 2013	/s/ John E. Abdo
John E. Abdo